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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: *Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker*

SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION

1 (a) NAME OF ISSUER (Please type or print) Arch Capital Group Ltd.	(b) IRS IDENT. NO. 061424716	(c) S.E.C. FILE NO. 000-26456

1(d)ADDRESS OF ISSUER STREET CITY STATE ZIP CODE	(e)TELEPHONE	
	AREA CODE	NUMBERS
Wessex House, 45 Reid Street, Hamilton HM 12, Bermuda	203	862-4300

2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD Marsh & McLennan Capital Professionals Fund, L.P.	(b) IRS IDENT. NO. 98-0206332	(c) RELATIONSHIP TO ISSUER None	(d) ADDRESS STREET c/o MMC Capital, Inc. 20 Horseneck Lane	CITY Greenwich	STATE CT	ZIP CODE 06830

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. identification Number and the S.E.C. File Number.

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3(a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through whom the Securities Are To Be Offered or Each Market Maker who Is Acquiring the Securities	SEC USE ONLY Broker-Dealer File Number	(c) Number of Shares or Other Units To Be Sold *See instr. 3(c)*	(d) Aggregate Market Value *(See instr. 3(d))*	(e) Number of Shares or Other Units Outstanding *(See instr. 3(e))*	(f) Approximate Date of Sale *(See instr. 3(f))* (MO. DAY YR.)	(g) Name of Each Securities Exchange *(See instr. 3(g))*
Common Shares, par value $.01 per share	Merrill Lynch, Pierce, Fenner & Smith, Inc. 250 Vesey Street, New York, NY 10080		14,580	$472,392	27,586,184	Trade Date: December 9, 2002 Closing Date: December 12, 2002	NASDAQ NM

INSTRUCTIONS:

1. (a) Name of issuer

   (b) Issuer's I.R.S. Identification Number

   (c) Issuer's S.E.C. file number, if any

   (d) Issuer's address, including zip code

   (e) Issuers's telephone number, including area code

2. (a) Name of person for whose account the securities are to be sold

   (b) Such person's I.R.S. identification number, if such person is an entity

   (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)

   (d) Such person's address, including zip code

3. (a) Title of the class of securities to be sold

   (b) Name and Address of each broker through whom the securities are intended to be sold

   (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)

   (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice

   (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer

   (f) Approximate date on which the securities are to be sold

   (g) Name of each securities exchange, if any, on which the securities are intended to be sold

TABLE I — SECURITIES TO BE SOLD *Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefore:*						
Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired *(if gift, also give date donor acquired)*	Amount of Securities Acquired	Date of Payment	Nature of Payment
Series A Convertible Preference Shares	November 20, 2001	Purchased in a private transaction	Issuer	43,389 Series A Convertible Preference Shares Warrants to purchase 4,591	November 20, 2001	Cash

				Common Shares		

INSTRUCTIONS:

1. If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS
*Furnish the following information as to all securities of the issuer sold
during the past 3 months by the person for whose account the securities are to be sold.*

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
N/A*	N/A	N/A	N/A	N/A

REMARKS:

*Marsh & McLennan Capital Professionals Fund, L.P. disclaims beneficial ownership of any shares of Arch Capital Group Ltd. owned by Marsh & McLennan Risk Capital Holdings, Ltd. and expressly disclaims that Marsh & McLennan Capital Professionals Fund, L.P. and Marsh & McLennan Risk Capital Holdings, Ltd. are members of a "group" as such term is defined by Section 13D. Marsh & McLennan Risk Capital Holdings, Ltd. sold 335,500 shares during the last three months. These sales involved securities eligible for resale under Rule 144(k).

INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

12-12-2002

Marsh & McLennan Capital Professionals Fund, L.P.

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DATE OF NOTICE   By: Marsh & McLennan, GP I, Inc.
                                              By: Richard A. Goldman
                                              Title: Vice President

                                              /s/ Richard A. Goldman
                                    _____
                                            (SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures

ATTENTION: **Intentional misstatements or omission of facts constitute** **Federal Criminal Violations (See 18 U.S.C. 1001)**

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